

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

Via E-mail
Mr. Morgan F. Johnston
Senior Vice President, General Counsel and Secretary
GreenHunter Energy, Inc.
1048 Texan Trail
Grapevine, TX 76051

> **Re: GreenHunter Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 14, 2012**
> **File No. 333-183292**

Dear Mr. Johnston:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Base Prospectus

General

1.   With respect to the subsidiary co-registrants, please tell us how you are complying with their financial reporting requirements. To the extent that you intend to rely on Rule 3-10 of Regulation S-X for purposes of providing the requisite footnote disclosure, please note that the registration statement must be in compliance with Rule 3-10 at the time of effectiveness. Please advise. We may have additional comments following the review of your response.

2.   It appears that, with respect to the primary offering, you are relying upon General Instruction I.B.6 to Form S-3, which limits the market value of securities sold during the 12 calendar month period prior to and including the sale contemplated by the registration statement to no more than 1/3 of the public float. We note that the aggregate market

value of 1,200,000 shares of Series C Preferred Stock covered by the registration statement, as calculated pursuant to Instruction 2 to General Instruction I.B.6, appears to exceed 1/3 of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the company. In addition, considering Mr. Evans' position as CEO and his significant holdings in the company, his offering of over 55% of common stock currently outstanding would appear to represent an offering by or on behalf of the issuer. As such, an at the market offering by or on behalf of the company would have to meet the requirements of General Instruction I.B.6 in order to be made on Form S-3.

- Please provide us with a detailed legal analysis explaining why you may conduct a primary offering in reliance upon General Instruction I.B.6 of Form S-3 at this time.

- To the extent that you believe that the resale transaction by the company's CEO represents a secondary offering that may be made in reliance upon General Instruction I.B.3 of Form S-3, please provide us with a comprehensive analysis supporting your conclusion.

We may have additional comments following the review of your response.

3.   We note that the offering of the Series C Preferred Stock is covered under a separate prospectus. You indicate in the Explanatory Note that the Series C is included in the $100 million of securities that may be offered and sold under the base prospectus. Please advise as to whether you intend to file a prospectus supplement to your base prospectus in the event of a takedown of Series C Preferred Stock, or alternatively, demonstrate how you intend to comply with the requirements of Rule 424(b).

Prospectus Cover Page

4.   Please provide the information required by Item 501(b)(3) of Regulation S-K as it relates to the common stock offered by the selling security holders.

About This Prospectus, page 1

5.   Please provide a summary of the material offering terms of the transaction(s) in which the selling security holders acquired their shares, including when the securities were sold to the selling security holders, the total consideration received by the company, the material terms of any agreements pursuant to which the selling security holders acquired the shares, and any rights attached to the resale shares (e.g., registration rights).

Selling Security Holders, page 30

6.   Please consider including in the filing disclosure stating that the selling security holders, particularly those who are insiders of the company, may be deemed to be underwriters.

7.   Please disclose whether any of the selling security holders (other than a natural person) are broker-dealers or affiliates of a broker-dealer. If you determine that a selling security holder is a broker-dealer, please revise your disclosure to indicate that such selling security holder is an underwriter unless such selling security holder received its securities as compensation for its services. If a selling security holder is an affiliate of a broker-dealer, please disclose, if true, that such selling security holder acquired its shares in the ordinary course of business. If not, you must indicate that such selling security holder is an underwriter.

8.   Please disclose the name of the natural person or persons who exercise voting and/or dispositive power over the securities offered by Triad Hunter, LLC. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Description of Capital Stock, page 41

9.   We note that you qualify, in part, the description of your capital stock by reference to the applicable provisions of Delaware law. Please remove this qualification as it is inappropriate to incorporate information by reference unless such incorporation by reference or a summary of a document filed as an exhibit is required. Refer to Rule 411(a) of Regulation C under the Securities Act of 1933, as amended.

Sales Agreement Prospectus

General

10.   We note that certain aspects of your arrangement with MLV & Co. LLC suggest the presence of an equity line arrangement. In this regard, we note that the provisions in Section 2 of the Form of At Market Issuance Sales Agreement (Exhibit 1.5), pursuant to which the company may put shares to MLV through a placement notice, subject effectiveness of such notice to MLV's discretion. With a view towards disclosure, please clarify the nature of your arrangement with MLV, and provide us with your analysis of your ability to conduct the offering in the manner contemplated by such arrangement. Please be advised that to conduct a primary at the market offering of the shares issued under an equity line, you must be eligible to register primary offerings on Form S-3 in reliance upon General Instruction I.B.1 or General Instruction I.B.6. For guidance, please refer to Question 212.17 of the Securities Act Rules Compliance and Disclosure Interpretations.

11.   Since MLV appears to also be a registered broker-dealer, please revise the registration statement to clearly discuss MLV's prospectus delivery obligations as to such offering. For guidance, please refer to Question 150.01 of the Securities Act Rule Compliance and Disclosure Interpretations.

12.   We note that you have not provided Item 506 of Regulation S-K disclosure with respect to the common stock underlying the shares of 10% Series C Cumulative Preferred Stock. Please advise.

Signatures

13.   For each registrant, please have the controller or principal accounting officer sign the registration statement in such capacity. Refer to Instruction 1 to Signatures in Form S-3.

Exhibit Index

14.   Your exhibit index indicates that your statements of eligibility of trustee, listed as Exhibits 25.1 and 25.2, will be filed by amendment to this registration statement or incorporated by reference pursuant to a Form 8-K. Please note that you must separately file Form T-1 under electronic form type "305B2" after effectiveness and not in a post-effective amendment or a Form 8-K. Refer to Question 220.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website.

Exhibit 5.1 Opinion of Fulbright & Jaworski L.L.P.

15.   In the second paragraph on page two of counsel's opinion, counsel states that the "Shares have been duly authorized." Please have counsel remove the language in the middle of the paragraph stating that "such Shares will be duly authorized."

Exhibit 5.2 Opinion of Morgan F. Johnston, Esquire

16.   Please have counsel revise paragraph numeral three of his opinion to state that the warrants will represent valid and binding obligations of the company. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19 (CF).

17.   We note counsel's statement, "To the extent this opinion is governed by the laws of the State of Wyoming, I have assumed without independent verification that such laws are the same as the laws of the State of Texas." Please have counsel remove this statement as it is inappropriate for counsel to "carve out" the law of a relevant jurisdiction or indicate that counsel is not qualified to opine on that law. Refer to Section II.B.3.b of Staff Legal Bulletin No. 19 (CF).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: David E. Morrison, Partner (*via e-mail*)
        Fulbright & Jaworski L.L.P.